February 1, 2019

Robb Knie
Chief Executive Officer
Hoth Therapeutics, Inc.
1 Rockefeller Plaza, Suite 1039
New York, NY 10020

       Re: Hoth Therapeutics, Inc.
           Amendments Nos. 1 and 2 to
           Registration Statement on Form S-1
           Filed December 14, 2018 and January 11, 2019
           File No. 333-227772

Dear Mr. Knie:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed 1/11/2019

Description of Capital Stock, page 80

1. We note that your bylaws contain an exclusive forum provision. Please disclose this provision here, as well as provide risk factor disclosure about the exclusive forum provision.
2. We note that your forum selection provision identifies the Eighth Judicial District Court of
       Clark County, Nevada as the exclusive forum for certain litigation, including any
       "derivative action." Please disclose whether this provision applies solely to state law claims. If it does not apply to solely state law claims, then please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder,
 Robb Knie
Hoth Therapeutics, Inc.
February 1, 2019
Page 2
         and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Underwriting
Conflict of Interest, page 89

3. From your disclosure here, it appears that Benchmark is also an underwriter. If so, please include Benchmark on the prospectus cover page, and list under "Underwriters" on this page, or advise.
       You may contact Effie Simpson at 202-551-3346 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameRobb Knie                                     Sincerely,
Comapany NameHoth Therapeutics, Inc.
                                                                Division of
Corporation Finance
February 1, 2019 Page 2                                         Office of
Transportation and Leisure
FirstName LastName